Exhibit 99.3

Bezeq The Israel Telecommunications Corporation Ltd.

(the “Company”)

March 7, 2018

To:

Israel Securities Authority

Tel Aviv Stock Exchange Ltd.

Re: Decision of the Board of Bezeq Concerning Dividend Policy

An Immediate Report is hereby provided that at its meeting on March 6, 2018, the Company’s Board of Directors decided to update the dividend distribution policy, whereby the Company will distribute to its shareholders, on a semi-annual basis, a dividend of 70% of the half-yearly profit (after tax) based on the Company’s consolidated financial statements, commencing with the upcoming distribution. Implementation of the dividend distribution policy is subject to the provisions of the law, including distribution criteria stipulated in the Company’s Law, 1999, and to the opinion of the Company’s Board of Directors concerning the Company’s ability to meet its existing and expected commitments, all subject to cash flow forecasts, the Company’s requirements and commitments, its cash balances, its plans and situation as they shall be from time to time, and subject to approval of the shareholders’ general meeting concerning each specific distribution, as stipulated in the Company’s Articles of Association.

In accordance with the decision of the Company’s Board of Directors, capital gains from the sale of the Sakia property (see the Company’s Immediate Report dated January 8, 2018) (“Sakia Profits”), insofar as they shall be recognized in 2018, will not be distributed in 2018, unless the full consideration for the transaction is received in cash during the year. The Company’s Board is entitled to decide on a dividend distribution for Sakia Profits at a later date based upon the circumstances and in accordance with the law.

Below is the reasoning of the Board for its decision:

The Board considers it important to maintain the balance between ensuring the Company’s financial strength and stability, while retaining the Company’s current debt rating (AA) over time, and continuing to provide value to its shareholders through an ongoing distribution of dividends.

The Company’s Board was presented with an analysis and conclusions of the professional work carried out by Prof. Zvi Wiener and the team of Ascola-Variance. The Company’s Board examined, among other factors, the forecasts of the Company and of the Group and assessed sensitivity tests in the event of an unexpected deterioration in the Company’s and the Group’s affairs. Taking this into account the Company’s Board of Directors determined that this decision reflects the correct balance between these needs as described above.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.